Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134900

11,773,324 Shares of Common Stock

ONSTREAM MEDIA CORPORATION
Supplement #2 dated February 21, 2007
to Prospectus dated July 27, 2006

This Prospectus Supplement #2 (the “Second Supplement”) updates the table in the “Selling Security Holders” section of the prospectus dated July 27, 2006 (the "Prospectus"), as amended by the First Supplement to the Prospectus dated January 19, 2007, to reflect the number of shares currently owned and offered by BTI Computers, Inc. and Ladenburg Thalmann & Co., Inc., after adjustment to reflect recent transfers since the date of the Prospectus of securities from those entities to Mr. Joseph Rotenberg and Mr. Robert Kropp, respectively, as follows:

Name of selling security holder	Number of shares owned	Percentage owned before offering	Shares to be offered	Shares to be owned after offering	Percentage owned after offering

BTI Computers, Inc. (11)	-	0.0%	-	-	0.0%
Hart Rotenberg (34)	203,919	1.4%	203,919	-	0.0%
Joseph Rotenberg (37)	310,126	2.1%	168,624	141,502	1.0%
Ladenburg Thalmann & Co., Inc. (40)	78,750	*	40,000	38,750	*
Robert Kropp (78)	40,000	*	40,000	-	0.0%

* represents less than 1%

The footnotes to the "Selling Security Holders" section of the Prospectus, as amended by the First Supplement to the Prospectus, are updated as follows:

(11)    There are no shares owned and offered by BTI Computers, Inc. as a result of the transfer of 60,000 shares to Mr. Joseph Rotenberg pursuant to an Assignment Letter dated February 5, 2007 as detailed in footnote 37 below. Said shares were initially issued to BTI Computers, Inc. for professional and consulting services. The control person of BTI Computers, Inc. was its president, who exercised sole voting and dispositive powers over the shares (prior to the transfer to Mr. Rotenberg) and which office was filled by Ms. Clare Rotenberg until September 2006 and by Mr. Joseph Rotenberg thereafter. The shares initially owned and offered by BTI did not include 305,878 shares of our common stock originally issued to BTI Computers for equipment purchases, but subsequently transferred by BTI Computers to Joseph and Hart Rotenberg, who own one-third and two-thirds, respectively, of BTI Computers, Inc. See footnotes 34 and 37 below.

(34)    The number of shares owned and offered includes 203,919 shares of our common stock outstanding at the date of the Prospectus and originally issued to BTI Computers, Inc. for equipment purchases, but subsequently transferred by BTI Computers to Hart Rotenberg, who owns two-thirds of BTI Computers, Inc. The shares owned and offered hereby do not include 60,000 shares of our common stock issued to BTI Computers, Inc. for professional and consulting services and subsequently transferred to Joseph Rotenberg - see footnote 11 above and footnote 37 below.

(37)    The number of shares owned includes 301,919 shares of our common stock outstanding at the date of the Prospectus, of which (i) 45,171 shares were issued in connection with the Onstream Merger, (ii) 101,959 shares were originally issued to BTI Computers, Inc. for equipment purchases, but subsequently transferred by BTI Computers to Joseph Rotenberg, who owns one-third of BTI Computers, Inc. - see footnote 11 above and (iii) 60,000 shares were transferred from BTI Computers., Inc., pursuant to an Assignment Letter dated February 5, 2007 - see footnote 11 above. The number of shares owned also includes 1,042 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.65 per share, 500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share and 6,665 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.376 per share. The $3.376 warrant was also issued in connection with the Onstream Merger and the remaining shares and warrants not otherwise identified were issued in connection with financing transactions in 2003.

The number of shares offered includes 101,959 shares originally issued to BTI Computers, Inc. for equipment purchases, but subsequently transferred by BTI Computers to Joseph Rotenberg, who owns one-third of BTI Computers, Inc., 60,000 shares which were transferred from BTI Computers., Inc., pursuant to an Assignment Letter dated February 5, 2007, and 6,665 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.376 per share. The warrant offered was issued in connection with the Onstream Merger.

(40)    The number of shares owned includes:

*
35,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.25 per share, which excludes 35,000 options transferred to Mr. Robert Kropp - see footnote 78 below,

*	10,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $1.65 per share,

*	28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, and

*
5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, which excludes 5,000 warrants transferred to Mr. Robert Kropp - see footnote 78 below.

The number of shares offered includes:

*	35,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.25 per share, and

*	5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

Ms. Diane Chillemi is the CFO and control person of Ladenburg Thalmann & Co., Inc., an NASD-member broker dealer, and exercises sole voting and dispositive powers over these shares. The $2.25 option and the $1.65 warrant owned and offered were issued to Ladenburg Thalmann & Co., Inc. for financial advisory services. The $1.65 option for 10,000 shares owned but not offered and the $1.50 warrant, plus $59,250 cash, was issued in connection with the 2004/2005 Financing Transactions. The number of shares of our common stock which may be acquired by the holder upon the exercise of the $1.65 warrants issued in connection with those financing transactions is limited to the extent necessary to ensure that following the conversion and/or exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.

(78)    The number of shares owned and offered includes (i) 35,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.25 per share, which were transferred by Ladenburg Thalmann & Co., Inc. to Mr. Kropp pursuant to an Assignment Letter dated August 19, 2004, and exercised by Mr. Kropp on January 11, 2007; and (ii) 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, which were transferred by Ladenburg Thalmann & Co., Inc. to Mr. Kropppursuant to an Assignment Form dated February 14, 2007- see footnote 40 above. The $2.25 options and the $1.65 warrants were issued for financial advisory services.

The Prospectus, together with this Second Supplement and the First Supplement to the Prospectus dated January 19, 2007, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock issuable upon conversion or exercise of the notes or warrants. All references in the Prospectus to "this prospectus" are amended to read "this prospectus as supplemented and amended".

This Supplement does not contain complete information about the shares of common stock of Onstream. Additional information is contained in the Prospectus dated July 27, 2006 and the First Supplement to the Prospectus dated January 19, 2007 and this Second Supplement should be read in conjunction with the Prospectus dated July 27, 2006 and the First Supplement to the Prospectus dated January 19, 2007.